203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293~4

http://www.woorifg.com

July 19, 2006

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Woori Finance Holdings Co., Ltd., Form 20-F for the Fiscal Year Ended
December 31, 2005, Filed June 27, 2006; File No. 1-31811

Dear Ms. Blye:

Woori Finance Holdings Co., Ltd. (“Woori”) is writing in response to the letter (the Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 6, 2006 setting out comments with respect to its above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”). The Staff’s comments are set forth below in italics for ease of reference.

Comments

1.	We note public media reports and a company press release indicating that you may have operations in North Korea. We also note that your Form 20-F includes North Korea among the locations where you have branches, agencies, and representative offices. North Korea is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that, apart from the list identifying North Korea on page 66, the Form 20-F does not contain any information relating to operations in, or ties to, North Korea. Please describe your operations in, and ties to, North Korea, if any, and discuss their materiality to you in light of North Korea’s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, North Korea, including through subsidiaries, affiliates, and other direct and indirect arrangements.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with North Korea. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsor of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screen out stocks of companies that do business with U.S-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies operating in North Korea.

Response to Comments

Woori is a financial holding company domiciled in, and organized under the laws of, the Republic of Korea (“South Korea”) with substantially all of its operations located in South Korea. As described in more detail below, Woori has concluded that its business activities and interests in and dealings with the Democratic People’s Republic of Korea (“North Korea”) are not material to its overall business and do not constitute a material investment risk for its security holders, notwithstanding that North Korea has been identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. Woori has considered both quantitative and qualitative factors in reaching this conclusion.

Woori’s Operations in North Korea

Woori’s activities in North Korea are limited to the operation of a Woori Bank branch (the “Gaesong Branch”) in the Gaesong Industrial Complex (the “Complex”), located in Gaesong, North Korea. Woori Bank is a wholly-owned subsidiary of Woori. The Complex is an industrial park that is wholly operated by a committee of South Korean entities that holds a 50-year lease over the Complex expiring in 2054. The Complex opened in December 2004 and currently houses 22 South Korean companies that employ about 7,000 North Korean workers to produce labor-intensive goods such as shoes, clothes and kitchenware. The government of North Korea is not involved in, and does not influence, the operation of the Complex. Other than the Gaesong Branch, neither Woori Bank nor any of Woori’s other subsidiaries or affiliates has any operations in, or contacts with, North Korea, or any other direct or indirect arrangements involving North Korea. We have no plans to expand our operations in or contacts with North Korea beyond the current activities of the Gaesong Branch.

On September 9, 2004, Woori Bank was selected by the South Korean government from among six South Korean bank candidates as the first commercial bank to operate in the Complex. Since the opening of the Gaesong Branch, Woori Bank has been engaged solely in currency exchange and inter-Korea bank transfer services and providing loans for South Korean companies and nationals operating in the Complex. The Gaesong Branch does not provide any of these services to the North Korean government or any other North Korean entities or persons. In 2005, Woori’s revenues generated from its business with the South Korean companies located in the Complex amounted to 0.00044% of Woori’s total revenues, and the assets held by Woori in the Gaesong Branch amounted to less than 0.0038% of Woori’s total assets.

The Gaesong Branch is equipped with basic facilities, with no on-line access to Woori Bank’s main systems, and operates under strict oversight and instructions from the South Korean government. As a result, funds cannot be transferred from the Gaesong Branch via the SWIFT wire system or to any place other than South Korea. In addition, the Gaesong Branch, like all branches of Woori Bank, operates in accordance with all applicable laws and regulations, as well as the directives of the Financial Action Task Force on Money Laundering (“FATF”), an inter-governmental body to develop and promote national and international policies to combat money laundering and terrorist financing. FATF’s directives include procedures for conducting extensive due diligence on, and disclosing suspicious transactions by, customers of financial institutions. Woori also has policies and procedures in place designed to ensure its worldwide compliance with embargoes and other sanctions imposed by the United States and other nations and multinational bodies.

We note that on June 19, 2000 the “Foreign Assets Control Regulations” of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) relating to North Korea (the “North Korea Regulations”) (31 C.F.R Part 500 et seq.) were amended to terminate, on a prospective basis, the prohibition against all but a limited range of dealings with North Korea or its nationals by “persons subject to the jurisdiction of the United States” (“U.S. Persons”) (31 C.F.R. Section 500.329). Woori engages neither in any dealings with the government of North Korea, nor in any of the types of transactions that remain subject to sanctions under the North Korea Regulations. Thus, although for purposes of the North Korea Regulations Woori is not a U.S. Person, the activities of Woori Bank in North Korea would not be prohibited by the North Korea Regulations if engaged in by a U.S. Person. In addition, Woori has implemented policies and procedures designed to ensure that employees of Woori and its subsidiaries comply with applicable U.S. law to the extent that they are subject to such law.

Woori does not believe that the activities of the Gaesong Branch pose any risk to the reputation of Woori nor any material investment risk for Woori’s security holders and cannot be expected to have a material influence on a reasonable investor’s decision to invest in Woori’s shares. As a non-U.S. company headquartered in South Korea, engaged principally in providing financial services to South Korean companies and nationals, Woori believes that its investors would not regard the limited activities of the Gaesong Branch in support of its South Korean clients as in any way presenting a risk to Woori’s reputation or share value.

Woori has taken note that Arizona, Louisiana, Pennsylvania and Missouri have adopted policies requiring reports regarding state funds and assets, including state pension funds, invested in, and/or prohibiting investment in, and/or requiring divestment from, companies that do business with countries, such as North Korea, that have been identified as state sponsors of terrorism. Given the limited nature of the activities of the Gaesong Branch and the fact that they would not violate the North Korea Regulations if engaged in by a U.S. Person, Woori does not believe that its activities would be regarded as “doing business with a state sponsor of terrorism”. Woori has no indication of investment (including divestment) activity of state funds related to its shares other than in the ordinary course of business. Therefore, Woori does not believe that the initiatives referenced in the Staff’s Comment Letter have any actual or potential material impact on Woori’s business or financial condition. Woori does, however, recognize that some investors or potential investors may have or come to have the sentiments to which the Staff refers, and it respects those views.

Conclusion

On the basis of the quantitative and qualitative factors summarized above, Woori does not believe that the activities of the Gaesong Branch are material to Woori’s overall business. Woori does not have any reason to believe that its existing shareholders or potential new investors, taken as a whole, consider or would consider its activities in North Korea as a factor that materially adversely affects Woori’s reputation or share value, or has the potential to materially adversely affect its results of operations or financial condition.

Notwithstanding that North Korea has been identified as a state sponsor of terrorism by the U.S. Department of State and is subject to sanctions administered by OFAC, Woori does not believe that its business activities and interests in and dealings with North Korea are material to its overall business, nor does Woori believe they constitute a material investment risk for its security holders, taking both quantitative and qualitative factors into account.

*        *        *        *        *

Woori acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Woori sincerely hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Yong G. Lee at Cleary Gottlieb Steen & Hamilton LLP at 011-852-2532-3707 (fax 011-852-2160-1001).

Very truly yours,

WOORI FINANCE HOLDINGS Co., Ltd.

/s/ Young-Key Hwang
Young-Key Hwang
Chairman and CEO

cc:	Yong G. Lee, Partner

Cleary Gottlieb Steen & Hamilton LLP

Todd Schiffman, Assistant Director

Division of Corporation Finance

Donald Walker, Senior Assistant Chief Accountant

Division of Corporation Finance

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